                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number 000-21956

                          NOTIFICATION OF LATE FILING


        (Check One): [_] Form 10-K  [_] Form 20-F   [_] Form 11-K
                     [_] Form 10-Q  [_] Form N-SAR


       For Period Ended: December 31, 2002
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                     [_] Transition Report on Form 10-K
                     [_] Transition Report on Form 20-F
                     [_] Transition Report on Form 11-K
                     [_] Transition Report on Form 10-Q
                     [_] Transition Report on Form N-SAR

       For the Transition Period Ended:
                                       ---------------------------------

         Read Instructions Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I - REGISTRANT INFORMATION

                               Evans Systems, Inc.
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                            Full Name of Registrant

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                           Former Name if Applicable
                               102 South Mechanic
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           Address of Principal Executive Office (Street and Number)
                             El Campo, Texas 77437
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                            City, State and Zip Code

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                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
    |      be filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant was unable to file the Form 10-Q for the fiscal quarter ended December 31, 2002 (the "Report") without unreasonable effort or expense due to the related delays in gathering information for inclusion in the Report associated therewith.

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                          PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
           Blair R. Couey.,
          President & C.E.O.             (979)                543-3922
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [_] No

     In November 2002 the Company discontinued its convenience store operations through three sales of all applicable assets. The Company anticipates incurring losses related to the operation of this segment and from the sale of the assets. These losses will be presented as a loss from discontinued operations on the Company's Consolidated Statement of Operations.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Evans Systems, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   February 14, 2003               By  /s/  Blair R. Couey
    ------------------------------       --------------------------------------
                                       Name: Blair R. Couey
                                       Title: President, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.